EX-99.B-77C

SUB-ITEM 77C: Submission of matters to a vote of security holders

SHAREHOLDER MEETING RESULTS

On January 15, 2009, a joint special shareholder meeting (Meeting) for Ivy Funds, Inc. was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The Meeting was held for the following purpose (and with the following results):

Proposal: To approve for the Fund a proposed Agreement and Plan of Reorganization and Termination, pursuant to which the Fund would be reorganized into a corresponding series of a newly established Delaware statutory trust, to be named Ivy Funds.

FUND NAME	FOR	AGAINST	ABSTAIN

Ivy Capital Appreciation Fund	41,604,097.534	874,588.249	785,495.902

Ivy Core Equity Fund	13,902,086.126	534,087.229	650,364.115

Ivy Energy Fund	2,147,850.911	53,883.495	35,281.424

Ivy High Income Fund	14,451,889.257	201,417.835	296,867.412

Ivy Large Cap Growth Fund	24,843,773.818	391,461.108	580,214.409

Ivy Limited-Term Bond Fund	13,060,790.071	210,363.837	552,317.054

Ivy Mid Cap Growth Fund	7,009,250.764	194,495.350	256,653.780

Ivy Money Market Fund	132,354,359.939	4,033,452.061	6,606,916.221

Ivy Municipal Bond Fund	2,124,663.230	47,354.578	89,592.101

Ivy Small Cap Growth Fund	20,014,998.073	1,111,253.170	701,811.351

The meeting for Ivy Asset Strategy Fund and Ivy Science and Technology Fund was adjourned and is currently scheduled to be held on June 2, 2009 with shareholders of record on March 4, 2009 entitled to vote at the adjourned meeting.